UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 24, 2022 (May 19, 2022)

DYNAMICS SPECIAL PURPOSE CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40440	86-2437900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

2875 El Camino Real

Redwood City, CA 94061

(Address of principal executive offices)

(408) 212-0200

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DYNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

On May 19, 2022, Dynamics Special Purpose Corp., a Delaware corporation (the “Company”), entered into Amendment No. 2 (“Amendment No. 2”) to the Business Combination Agreement (as amended on February 12, 2022 by Amendment No. 1 to Business Combination Agreement, and by Amendment No. 2, and as it may be amended and/or restated from time to time, the “Business Combination Agreement”), dated December 19, 2021, by and among the Company, Explore Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Senti Biosciences, Inc., a Delaware corporation (“Senti”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Amendment No. 2 amends the Business Combination Agreement to reflect the entry by the Company and Senti into a subscription agreement (the “Note Subscription Agreement”) with Bayer HealthCare LLC (the “Note Investor”), the details of which are described below.

Other than as amended pursuant to Amendment No. 2, the Business Combination Agreement remains in full force and effect. The foregoing descriptions of Amendment No. 2 and the Business Combination Agreement do not purport to be complete and are qualified in their entirety by reference to, respectively, the full text of Amendment No. 2, which is Exhibit 2.1 hereto, and of the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on December 20, 2021, and is incorporated herein by reference.

Note Subscription Agreement and Note Issuance

On May 19, 2022, in connection with the proposed Merger, the Company and Senti entered into the Note Subscription Agreement with the Note Investor, pursuant to which, among other things, (a) the Note Investor purchased from Senti, and Senti issued to the Note Investor, an unsecured, convertible promissory note (the “Note”) in the aggregate principal amount of $5,175,000 for a purchase price of $5,175,000, and (b) the Company agreed to issue to the Note Investor, upon the automatic cancellation and exchange of the Note on the Closing Date of the Merger, such number of shares of Class A Common Stock as determined in accordance with, and on and subject to the terms and conditions set forth in, the Note and the Note Subscription Agreement, at a conversion price of $10.00 per share (the “Note Financing”). The shares of Class A Common Stock will have the same registration rights as the shares issued in the PIPE Financing, and this financing shall count towards the minimum cash condition under the Business Combination Agreement as incremental equity financing.

In connection with the Note Subscription Agreement, on May 19, 2022, Senti issued the Note with a principal amount of $5,175,000 and a maturity date 24 months from such date. Interest will accrue on the Note at 3.0% per annum until the outstanding principal amount is paid in full, cancelled or converted in accordance with the terms of the Note. Upon cancellation and exchange of the outstanding principal amount of the Note into shares of Class A Common Stock at Closing, then all accrued interest at the time of the Closing shall immediately and automatically be cancelled and forgiven by the Note Investor.

The foregoing descriptions of the Note Subscription Agreement and the Note are qualified in their entirety by the full text of the Note Subscription Agreement and the Note, copies of which are filed as Exhibit 10.1 and 10.2 hereto and incorporated by reference herein.

Item 7.01	Regulation FD Disclosure

On May 24, 2022, Senti issued a press release announcing entry into the Note Financing. A copy of the press release is furnished as Exhibit 99.1 hereto.

The foregoing information, including Exhibit 99.1, is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Forward-Looking Statements

This Current Report contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Current Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Current Report (including in documents incorporated into this Current Report by reference) may include, but are not limited to, statements regarding the proposed Merger, including the timing and structure of the Merger, the proceeds of the Merger, the initial market capitalization of the combined company following the Closing and the benefits of the Merger, the conversion and/or cancellation and exchange of the Note pursuant to its terms, as well as statements about the potential attributes and benefits of Senti’s product candidates and the format and timing of Senti’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Merger due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Merger, the outcome of any legal proceedings that may be instituted against the Company or Senti following announcement of the proposed Merger and related transactions, the impact of COVID-19 on Senti’s business and/or the ability of the parties to complete the Merger, the ability to obtain or maintain the listing of the Company’s Class A Common Stock on Nasdaq following the proposed Merger, costs related to the proposed Merger, changes in applicable laws or regulations, the possibility that the Company or Senti may be adversely affected by other economic, business, and/or competitive factors and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) filed by the Company with the SEC on February 14, 2022, as amended on April 1, 2022, April 22, 2022, and May 10, 2022, the proxy statement on Form DEFM 14A filed by the Company with the SEC on May 13, 2022 and those included under the heading “Risk Factors” in the final prospectus of the Company related to its initial public offering. Most of these factors are outside the Company’s and Senti’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The forward-looking statements in this Current Report represent our views as of the date of this Current Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report.

Additional Information About the Proposed Merger and Where To Find It

In connection with the proposed Merger, the Company filed the Registration Statement with the SEC on February 14, 2022, as amended on April 1, 2022, April 22, 2022, and May 10, 2022. The Registration Statement was declared effective as of May 13, 2022 and includes a definitive proxy statement / prospectus that was mailed to the Company’s shareholders. The Registration Statement, including the proxy statement / prospectus contained therein, contains important information about the Company, Senti and the proposed Merger and the other matters to be voted upon at a meeting of the Company’s shareholders to be held to approve the proposed Merger and other matters, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Shareholders of the Company may obtain a copy of the definitive proxy statement / prospectus, as well as other documents filed with the SEC regarding the proposed Merger and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 2875 El Camino Real, Redwood City, CA 94061.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and Senti, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the Company’s shareholders in connection with the proposed Merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed Merger are set forth in the Company’s proxy statement / prospectus in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 2 to Business Combination Agreement, dated as of May 19, 2022, by and among Dynamics Special Purpose Corp., Explore Merger Sub, Inc., and Senti Biosciences, Inc.

10.1	Note Subscription Agreement by and among Senti, the Company and Bayer HealthCare LLC, dated as of May 19, 2022

10.2	Convertible Promissory Note by and between Senti, the Company and Bayer HealthCare LLC, dated as of May 19, 2022

99.1	Press Release, dated as of May 24, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 24, 2022

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name:	Mostafa Ronaghi
Title:	Chief Executive Officer

Exhibit 2.1

Execution version

AMENDMENT NO. 2 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 2 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated as of May 19, 2022, is made by and among Dynamics Special Purpose Corp., a Delaware corporation (“DYNS”), Explore Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Senti Biosciences, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Business Combination Agreement (as defined below).

WHEREAS, DYNS, Merger Sub and the Company are parties to that certain Business Combination Agreement, dated as of December 19, 2021 (as amended from time to time, including as amended on February 12, 2022 by Amendment No. 1 to Business Combination Agreement, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 8.3 of the Business Combination Agreement, the Business Combination Agreement may, prior to the Closing, be amended by a written agreement executed and delivered by DYNS, Merger Sub and the Company; and

WHEREAS, each of DYNS, Merger Sub and the Company agrees to amend the Business Combination Agreement as described below.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

AMENDMENTS

Section 1.1 Effective as of the date of this Amendment, the following recital is added to the Business Combination Agreement as the sixth recital (such that the sixth recital in the Business Combination Agreement as in effect immediately prior to the date of this Amendment becomes the seventh recital, and so on):

“WHEREAS, DYNS and the Company have entered into a subscription agreement and accompanying promissory note (together, the “Convertible Subscription Agreement”) with a certain investor (the “Convertible Investor”) pursuant to which, among other things, (a) the Convertible Investor has agreed to subscribe for and purchase, from the Company, an unsecured, convertible promissory note for a purchase price of $5,175,000 (the “Convertible Note”), and (b) DYNS has agreed to issue to the Convertible Investor, upon conversion of such note concurrently with Closing, a number of shares of Class A Common Stock as determined in accordance with, and on the terms and subject to the conditions set forth in, the Convertible Subscription Agreement (such financing hereinafter referred to as the “Convertible Financing”);”

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Section 1.2 Effective as of the date of this Amendment, the definition of “Ancillary Documents” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Ancillary Documents” means the Investor Rights Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Non-Redemption Agreements, the Company Support Agreements, the Major Holder Support Agreements, the Convertible Subscription Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.”

Section 1.3 Effective as of the date of this Amendment, the definition of “Available Closing Cash” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Available Closing Cash” means, as of the Closing (a) the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the DYNS Stockholder Redemption), plus (b) the amount of funds available to consummate the Merger pursuant to the PIPE Financing, plus (c) the gross proceeds received by the Company in connection with the Convertible Financing, in each case, before giving effect to the payment of any Transaction Expenses.”

Section 1.4 Effective as of the date of this Amendment, the definition of “Company Material Adverse Effect” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory, clinical or otherwise) of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date

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of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, Contingent Workers, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.6(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement, or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company and its Subsidiaries, taken as a whole, to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, or (ix) any breach of any covenants, agreements or obligations of the Convertible Investor under the Convertible Subscription Agreement; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which the Company and its Subsidiaries operate.”

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Section 1.5 Effective as of the date of this Amendment, the definition of “DYNS Material Adverse Effect” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““DYNS Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory or otherwise) of the DYNS Parties, taken as a whole, or (b) the ability of DYNS or Merger Sub to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a DYNS Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which any DYNS Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any DYNS Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any DYNS Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any Effect relating to the Company or its Subsidiaries or the Company Stockholders, (x) any DYNS Stockholder Redemption, in and of itself, or (xi) any breach of any covenants, agreements or obligations of an Investor under a Subscription Agreement (including any breach of an Investor’s obligations to fund its commitment thereunder when required) or of the Convertible Investor under the Convertible Subscription Agreement; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a DYNS Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the DYNS Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the DYNS Parties operate.

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Section 1.6 Effective as of the date of this Amendment, the definition of “Fully Diluted Company Capitalization” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Fully Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, determined on an as- converted basis (including, for the avoidance of doubt, the number of shares of Company Common Stock issuable upon conversion of a share of Company Preferred Stock based on the then applicable conversion ratio), and (b) the aggregate number of shares of Company Common Stock (on a net exercise basis) subject to Company Options to the extent not included in clause (a) as of immediately prior to the Effective Time (excluding for this purpose the number of shares of Company Common Stock subject to the Closing Option Awards); provided, that, no shares of DYNS Common Stock issuable under the Convertible Note or issued to the Convertible Investor under the Convertible Note, in each case, in connection with the Convertible Financing, will be counted for the purposes of this definition.”

Section 1.7 Effective as of the date of this Amendment, the definition of “Transaction Expenses” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Transaction Expenses” means all fees, expenses, commissions or other amounts incurred by or on behalf of the Company and its Subsidiaries or any DYNS Party, prior to and through the Closing Date, and whether paid or unpaid prior to or at the Closing, in connection with DYNS’s initial public offering, the negotiation, preparation and execution of this Agreement and the Ancillary Documents, the performance of and compliance with the terms of this Agreement and the Ancillary Documents to be performed or complied with at or before Closing and the consummation of the all transactions contemplated hereby and thereby, including (i) any deferred underwriter fees, discounts and commissions in connection with DYNS’s initial public offering, (ii) the unreimbursed fees, costs, expenses and disbursements of legal counsel, accountants, advisors and consultants of the Company and its Subsidiaries or any DYNS Party, (iii) the fees, costs and expenses incurred in connection with the PIPE Financing and the Convertible Financing, including any cash financing fees or third-party advisory expenses in connection therewith, (iv) the costs and expenses associated with any filings with or notifications to any Governmental Entity in connection with the transactions contemplated by this Agreements or the Ancillary Documents, including pursuant to the HSR Act, and (v) the fees, costs and expenses associated with the preparation and filing of the Registration Statement/Proxy Statement and the DYNS Stockholders Meeting.

Section 1.8 Effective as of the date of this Amendment, the defined terms “Convertible Subscription Agreement,” “Convertible Note,” “Convertible Investor” and “Convertible Financing” are added to the table in Section 1.2 of the Business Combination Agreement, with the section reference in each case reading “Recitals.”

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Section 1.9 Effective as of the date of this Amendment, the introductory words to Section 5.10 of the Business Combination Agreement are hereby amended and restated in their entirety to read as follows:

“Section 5.10 Conduct of Business of DYNS. During the Interim Period, DYNS shall not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing and the Convertible Financing), as required by applicable Law, as set forth on Section 5.10 of the DYNS Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed if such matter is in furtherance of the transactions contemplated by this Agreement or any Ancillary Document), do any of the following:”

Section 1.10 Effective as of the date of this Amendment, Section 5.17 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows

“Section 5.17 PIPE Financing and Convertible Financing.

(a) Unless otherwise approved in writing by the Company, DYNS shall not (other than changes that are solely ministerial) permit any amendment or modification to be made to, permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements and the Convertible Subscription Agreement have been satisfied, DYNS, or DYNS and the Company, as applicable, shall use its or their reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it or they otherwise deem(s) to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements and the Convertible Subscription Agreement on the terms described therein. Without limiting the generality of the foregoing, DYNS shall give the Company, and the Company shall, as applicable, give DYNS, prompt written notice (a) of any requested amendment to any Subscription Agreement or the Convertible Subscription Agreement, (b) of any breach or default, to the knowledge of DYNS or the Company, by any party to any Subscription Agreement or the Convertible Subscription Agreement, (c) of the receipt of any written notice or other written communication from any party to any Subscription Agreement or the Convertible Subscription Agreement with respect to any actual, or to the knowledge of DYNS or the Company, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or the Convertible Subscription Agreement or any provisions of any Subscription Agreement or the Convertible Subscription Agreement, and (d) if DYNS does not expect to receive all or any portion of the applicable purchase price under any Investor’s Subscription Agreement in accordance with its terms.

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(b) Notwithstanding any other provision of this Agreement, DYNS agrees, for the benefit of the Company, to take all necessary, legally available steps to enforce against any Investor the terms of that Investor’s Subscription Agreement if the Investor is in material breach of its obligations thereunder, including any material breach caused by the Investor’s failure to fund its Subscription Amount (as defined in its Subscription Agreement) at the time and in the amount required pursuant to its Subscription Agreement, and the Company agrees, for the benefit of DYNS, to use reasonable best efforts to enforce against the Convertible Investor the terms of the Convertible Subscription Agreement if the Convertible Investor is in material breach of its obligations thereunder.”

ARTICLE 2

MISCELLANEOUS

Section 2.1 The Parties hereby agree that, except as specifically provided in this Amendment, the Business Combination Agreement shall remain in full force and effect without any other amendments or modifications.

Section 2.2 The provisions of Sections 8.2 through 8.11 (inclusive), and Sections 8.13 through 8.18 (inclusive) of the Business Combination Agreement are hereby incorporated into this Amendment by reference and shall be applicable to this Amendment, mutatis mutandis, for all purposes.

* * * * *

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment No. 2 to Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name: Mostafa Ronaghi
Title: Chief Executive Officer

EXPLORE MERGER SUB, INC.

By:	/s/ Mostafa Ronaghi
Name: Mostafa Ronaghi
Title: President

SENTI BIOSCIENCES, INC.

By:	/s/ Timothy Lu
Name: Timothy Lu
Title: Chief Executive Officer

[Signature page to Amendment No. 2 to Business Combination Agreement]

Exhibit 10.1

Execution version

SUBSCRIPTION AGREEMENT

Senti Biosciences, Inc.

2 Corporate Drive, First Floor

South San Francisco, California 94080

This Subscription Agreement (this “Subscription Agreement”) is being entered into in connection with the proposed business combination (the “Transaction”) between Dynamics Special Purpose Corp., a Delaware corporation (“Dynamics”), and Senti Biosciences, Inc., a Delaware corporation (the “Company”), pursuant to a business combination agreement entered into on December 19, 2021, as amended on February 12, 2022 and again on the date hereof among Dynamics, the Company, Merger Sub and the other parties thereto (the “Transaction Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the Merger as a wholly-owned subsidiary of Dynamics. Capitalized terms used but not defined in this Subscription Agreement have the meaning given to them in the Transaction Agreement.

On December 19, 2021, and in connection with the execution of the Transaction Agreement, Dynamics entered into subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors” and, together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Other Investors, severally and not jointly, have agreed to purchase on the Closing Date (as defined in the Transaction Agreement) of the Transaction, exclusive of the aggregate purchase price to be paid by the undersigned (the “Investor”) for the Note (as defined below) for which it is subscribing hereunder (the “Subscription Amount”) (as set forth on the signature page hereto), an aggregate amount of up to 6,680,000 shares of Dynamics Class A Common Stock, par value $0.0001 per share, at the Per Share Purchase Price (as defined below).

In connection with the Transaction, the Investor wishes to participate in the Transaction and acquire shares of Dynamics Class A Common Stock, par value $0.0001 per share (the “Shares”), through the exchange and cancellation of the aggregate principal amount outstanding under the Note (as defined below) at a conversion price of $10.00 per share (the “Per Share Purchase Price”). Subject to the terms and conditions contained herein, Investor hereby subscribes for and agrees to purchase from the Company an unsecured, non-interest bearing (subject to Closing occurring) convertible promissory note (the “Note”), the aggregate outstanding principal amount of which shall automatically be canceled and exchanged for Shares at the Per Share Purchase Price upon the Closing.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and the Company, and solely with respect to its rights and obligations set forth in Sections 2, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15, Dynamics, acknowledges and agrees as follows:

1. Subscription. The Investor hereby subscribes for and agrees to purchase, and the Company hereby agrees to issue and sell to the Investor, the Note on the terms and subject to the conditions provided for herein. In the event of the termination of this Subscription Agreement in accordance with the terms hereof, this Subscription Agreement shall have no further force or effect. For the avoidance of doubt, upon termination of this Subscription Agreement, the terms, provisions and obligations of and under the Note shall continue in full force and effect and shall survive termination of this Subscription Agreement. On or prior to the Note Closing (as defined below), the Investor shall deliver or cause to be delivered to the Company the Investor’s Subscription Amount.

2. Closing. The closing of the purchase and sale of the Note contemplated hereby (the “Note Closing”) shall occur on the date hereof. At least two (2) Business Days before the anticipated closing date of the transactions contemplated by the Transaction Agreement (the “Closing Date”); provided, that the Note has not previously been fully converted, repaid or cancelled in accordance with its terms, the Company shall deliver or cause to be delivered to the Investor a written notice (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) that the Company reasonably expects all conditions to the Closing to be satisfied or waived (in writing by the person who has the authority to make such waiver) on the anticipated Closing Date. On the Closing Date, concurrently with the Closing, Dynamics shall issue to the Investor the number of Shares issuable to the Investor pursuant to Section 4(b) of the Note (the “Subscribed Shares”) in book entry form in the name of the Investor (or its nominee or custodian in accordance with its delivery instructions) on Dynamics’ share register, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), which issuance will be in full and complete satisfaction of the Company’s payment obligations under the Note and shall completely and immediately extinguish any obligations thereunder. As promptly as practicable after the Closing Date, upon request of the Investor, Dynamics shall provide the Investor with updated book-entry statements, if required, from Dynamics’ transfer agent reflecting the change in name of Dynamics to occur in connection with the Closing. For the purposes of this Subscription Agreement, “Business Day” shall mean any day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided, that banks shall be deemed to be open for the general transaction of business in the event of a “shelter in place” order or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day. Dynamics, the Company and Investor agree (x) the purchase of the Note shall be deemed to satisfy the Lock-Up Reduction Conditions (as defined in the Support Agreement, as defined below) contemplated by Section 2(b) and Schedule 3 of the Company Stockholder Support Agreement, dated as of December 19, 2021, by and among Dynamics, the Company and the Investor (the “Support Agreement”) and (y) the Subscribed Shares shall not be deemed to be “Shares” as defined under the Support Agreement and shall not be subject to the restrictions on transfer set forth in Section 2 of the Support Agreement.

3. Closing Conditions.

(a) The obligation of the parties hereto to consummate the purchase and sale of the Note pursuant to this Subscription Agreement is subject to the satisfaction or waiver in writing by each party of the following condition:

(i) no applicable court or governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.

(b) The obligation of the Company to consummate the issuance and sale of the Note pursuant to this Subscription Agreement shall be subject to the satisfaction or waiver in writing by the Company of the following conditions: (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Note Closing (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date), and consummation of the closing of the sale and purchase of the Note under this Subscription Agreement on the Closing Date shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Subscription Agreement as of the Note Closing; and (ii) the Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Note Closing, except where the failure of such performance, satisfaction or compliance would not, or would not reasonably be expected to, prevent, materially delay or materially impair the ability of the Company to consummate the Note Closing.

(c) The exchange and cancellation of the Note for the Shares pursuant to Section 4(b) of the Note shall be subject to the satisfaction or waiver in writing by the Investor of the following conditions: (i) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) as of such date), and on the Closing Date shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Subscription Agreement which are expressed to be given as of the Note Closing; (ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Note Closing and on the Closing Date; (iii) no amendment, modification or waiver of the Transaction Agreement (as in effect on the date hereof) shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Investor would reasonably expect to receive under this Subscription Agreement without having received Investor’s prior written consent; (iv) all conditions precedent to the closing of the Transaction under the Transaction Agreement, including all necessary approvals of the Company’s shareholders and regulatory approvals, if any, as set forth in Article 6 thereof, shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be satisfied at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Note and Subscribed Shares pursuant to this Subscription Agreement) or waived (in writing by the person who has the authority to make such waiver); and (v) Dynamics’ initial listing application with Nasdaq in connection with the transactions contemplated by the Transaction Agreement shall have been approved and, immediately following the Effective Time, Dynamics shall be able to satisfy any applicable initial and continuing listing requirements of Nasdaq, and Dynamics shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Subscribed Shares shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof. The satisfaction or waiver of the conditions set forth in Section 3(a), Section 3(b) and Section 3(c) shall be deemed to have occurred upon the Closing of the Transaction.

4. Further Assurances. At the Note Closing and on the Closing Date, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem to be practical and necessary in order to consummate the transactions contemplated by this Subscription Agreement. In furtherance of the foregoing, the Investor shall deliver to the Company any information that is reasonably requested in the Closing Notice in order for Dynamics to issue the Subscribed Shares, including, without limitation, the legal name of the Investor in whose name such Subscribed Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable.

5. The Company’s Representations and Warranties. The Company represents and warrants to the Investor, as of the date hereof and as of the Closing Date (unless any representation or warranty is expressed to be given as at another date or dates, in which case, the Company makes that representation and gives that warranty as of that date or those dates), that:

(a) The Company has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) reserved.

(c) This Subscription Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d) The execution and delivery of this Subscription Agreement by the Company, the issuance and sale of the Note, the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound, or to which any of the property or assets of the Company is subject, that would reasonably be expected, individually or in the aggregate, to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or materially and adversely affect (A) the ability of the Company to consummate the Transaction, (B) the validity of the Note, or (C) the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement (each, a “Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Company, or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect.

(e) The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Note), other than (i) notice filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 7 of this Subscription Agreement, (iii) those required by Nasdaq, including with respect to obtaining stockholder approval, (iv) those required to consummate the Transaction as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) those, the failure of which to obtain, would not have, and would not be reasonably expected to have, a Material Adverse Effect. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act or any state securities (or ‘blue sky’) laws is required for the offer and sale of the Note by the Company to the Investor.

(f) The financial statements of the Company included in the registration statement on Form S-4 (the “Dynamics S-4”) required to be filed by Dynamics with the SEC in connection with the Transaction, as amended to the date hereof, complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder and applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such financial statements have been prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP). A copy of the Dynamics S-4 is available to the Investor via the SEC’s EDGAR system.

(g) Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim, arbitration or other proceeding, in each case by or before any governmental authority or arbitrator, pending or, to the knowledge of the Company, threatened against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

(h) As of the date hereof, the authorized capital stock of the Company consists of (i) 138,000,000 shares of common stock, par value $0.0001 per share, and (ii) 99,734,554 shares of preferred stock par value $0.0001 per share of which 35,199,610 are designated as Series A Preferred Stock and 64,534,944 of which are designated as Series B Preferred Stock, collectively, the “Preferred Shares”). As of the date hereof, (A) 17,546,713 shares of common stock are issued and outstanding, (B) 35,199,610 shares of Series A Preferred Stock are issued and outstanding, and (C) 64,534,933 shares of Series B Preferred Stock are issued and outstanding. All issued and outstanding shares of common stock, shares of Series A Preferred Stock and Series B Preferred Stock have been duly authorized and validly issued, are fully paid and are non-assessable. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein or in the Dynamics S-4, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any shares of common stock, Series A Preferred Stock or Series B Preferred Stock or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Note or the Subscribed Shares pursuant to this Subscription Agreement, or (ii) the Shares to be issued pursuant to any Other Subscription Agreement.

(i) The Company is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have a Material Adverse Effect.

(j) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising in connection with any offer or sale of the Note. The Note is not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Note pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Note, as contemplated hereby, to the registration provisions of the Securities Act.

(k) The Company is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Note hereunder.

(l) The Company is not, and immediately after receipt of payment for the Note and consummation of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) (i) There has been no action taken by the Company or, to the knowledge of the Company, any officer, director, equityholder, manager, employee, agent or representative of the Company, in each case, acting on behalf of the Company, in violation of any Anti-Corruption Laws (as herein defined), (ii) the Company has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any Anti-Corruption Laws, (iii) the Company has not conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws, and (iv) the Company has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(n) Other than the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, the Company has not entered into any side letter or similar agreement with any Other Investor or other investor in connection with such Other Investor’s or other investor’s direct or indirect investment in the Company. No Other Subscription Agreement includes terms and conditions that are more favorable, with respect to the issuance of shares of Dynamics Class A Common Stock, to the Other Investor thereunder than the Investor hereunder, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds that are mutual funds.

(o) Neither the Company nor any of its respective subsidiaries, affiliates, directors, officers, employees, or, to its knowledge, any of its agents or representatives acting on its behalf in connection with this Subscription Agreement, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered or enforced by the United States Government, including OFAC and the US Department of State (collectively, “Sanctions”); or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of comprehensive territorial Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

6. Investor Representations and Warranties. The Investor represents and warrants to the Company and Dynamics that:

(a) The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is an “institutional account” (as defined in FINRA Rule 4512(c)), (iii) is acquiring the Note and the Subscribed Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Note as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iv) is neither acquiring the Note, nor the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is neither an entity formed for the specific purpose of purchasing the Note nor acquiring the Subscribed Shares, unless the newly formed entity is an entity in which all of the investors are institutional accredited investors, and is an “institutional account” as defined in FINRA Rule 4512(c).

(b) To the extent applicable, the Investor has been duly formed or incorporated, and is validly existing in good standing (to the extent the concept of good standing is applicable in such jurisdiction) under the laws of its jurisdiction of incorporation or formation and has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(c) The Investor acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the neither the Note nor the Subscribed Shares have been registered under the Securities Act. The Investor acknowledges and agrees that the neither the Note nor the Subscribed Shares may be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act, except (i) to the Company or Dynamics, respectively, or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Note or Subscribed Shares shall contain a restrictive legend to such effect (provided, that such legend shall be subject to removal in accordance with Section 7(e)). The Investor acknowledges and agrees that the Note and the Subscribed Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Note and the Subscribed Shares and may be required to bear the financial risk of an investment of the Note and in the Subscribed Shares for an indefinite period of time. The Investor acknowledges and agrees that the Note and the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that Dynamics files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Note and the Subscribed Shares. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Note and the Subscribed Shares for any period of time.

(d) The Investor acknowledges and agrees that the Investor is purchasing the Note from the Company. The Investor further acknowledges that there have been no representations, warranties, covenants or agreements made to the Investor by or on behalf of Dynamics, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in Section 5, and of Dynamics set forth in Section 12, of this Subscription Agreement.

(e) The Investor’s acquisition and holding of the Note and the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f) The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Note and the Subscribed Shares, including with respect to Dynamics, the Transaction and the business of the Company. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has had the opportunity to review the Dynamics S-4 and the SEC Reports (as defined below). The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Note and the Subscribed Shares.

(g) The Investor became aware of this offering of the Note and the Subscribed Shares solely by means of direct contact between the Investor and Dynamics, the Company or a representative of Dynamics or the Company, and the Note and Subscribed Shares were offered to the Investor solely by direct contact between the Investor and Dynamics, the Company or a representative of Dynamics or the Company.

(h) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Note and the Subscribed Shares, including those set forth in Dynamics’ filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Note and Subscribed Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

(i) Alone, or together with any professional advisor(s), the Investor has considered the risks of an investment in the Note and the Subscribed Shares and determined that the Note and the Subscribed Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Company or Dynamics, as applicable. The Investor acknowledges specifically that a possibility of total loss exists.

(j) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Note or made any findings or determination as to the fairness of this investment, including in respect of the Subscribed Shares which the Note may be cancelled and exchanged for.

(k) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, or any statute, regulation or other law to which the Investor is a party or by which the Investor is bound, except where any such breach, default, or conflict would not reasonably be expected to have a material adverse effect on the Investor’s ability to consummate the transactions contemplated hereby, including the purchase of the Note and its cancellation and exchange for the Subscribed Shares, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has the legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and assuming that this Subscription Agreement constitutes the valid and binding agreement of the Company, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(l) The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or, to its knowledge, providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, records related to this Subscription Agreement as required by applicable law; provided, that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Note were legally derived.

(m) When required to deliver payment to the Company pursuant to Section 1 of this Subscription Agreement, the Investor will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Note pursuant to this Subscription Agreement.

(n) No broker, finder or other financial consultant has acted on behalf of the Investor in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Company.

(o) The Investor does not have, as of the date hereof, and during the 30 day period immediately prior to the date hereof, such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of Dynamics.

(p) Notwithstanding anything to the contrary set forth herein, the Investor acknowledges and agrees that (i) the Other Subscription Agreements in force as of the date hereof do not contravene, breach or violate Section 9 hereof, and (ii), subsequent to the date of this Subscription Agreement and prior to the Closing Date, Dynamics or the Company may enter into one or more additional subscription agreements with other investors with terms and conditions that are (x) consistent with the terms of the Other Subscription Agreements in force as of the date hereof (the form of which has been filed with the SEC as Exhibit 10.1 on Form 8-K by Dynamics on December 20 2021 (the “Form Subscription Agreement”)), or (y) subject to (x), above, not more advantageous to the investor thereunder than the terms and conditions set forth in this Subscription Agreement, in each case (other than terms particular to the regulatory requirements of such other investor or its affiliates or related funds that are mutual funds), and entry into such subscription agreements may increase the aggregate amount of Shares being received or subscribed for, as applicable, in the transactions contemplated by this Subscription Agreement and the private placements contemplated by the Other Subscription Agreements. For the avoidance of doubt, such additional subscription agreements shall reflect not less than the same Per Share Purchase Price for any shares acquired thereunder and shall, once executed, constitute Other Subscription Agreements for purposes of this Subscription Agreement, mutatis mutandis.

7. Registration Rights.

(a) Dynamics agrees that, within 20 calendar days after the consummation of the Transaction (the “Filing Deadline”), it will use commercially reasonable efforts to file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (1) the 60th calendar day after the consummation of the Transaction (or 90th calendar day if the SEC notifies (orally or in writing) Dynamics that it will “review” the Registration Statement), and (2) the fifth (5th) Business Day after the date Dynamics is notified in writing by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Date”). Dynamics shall provide a draft of the Registration Statement to the Investor for review at least four (4) Business Days in advance of the date of filing the Registration Statement with the SEC (the “Filing Date”), and the Investor shall provide any comments on the Registration Statement to Dynamics no later than the day which is two (2) Business Days preceding the Filing Date. Dynamics agrees to cause such Registration Statement, or another shelf registration statement that includes the Subscribed Shares issued upon cancellation and exchange of the Note, to remain effective, except for such times as Dynamics is permitted hereunder to suspend the use of the prospectus forming part of the Registration Statement, until the earliest of (i) the date on which the Investor ceases to hold any Subscribed Shares issued upon cancellation and exchange of the Note, or (ii) the first date on which the Investor can sell all of its Subscribed Shares issued upon cancellation and exchange of the Note (or shares received in exchange therefor) under Rule 144 of the Securities Act without restriction, including, without limitation, any volume or manner of sale limitations and without the requirement for Dynamics to be in compliance with the current public information requirement under Rule 144(c)(2) (or Rule 144(i)(2), if applicable). The Investor agrees to disclose its beneficial ownership as determined in accordance with Rule 13d-3 of the Exchange Act to Dynamics upon request to assist it in making the determination described above. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw its Subscribed Shares from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents Dynamics from including any or all of the Subscribed Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders, and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, Dynamics shall amend the Registration Statement or file a new Registration Statement to register such additional Shares and cause such amendment or Registration Statement to become effective as promptly as practicable. Dynamics’ obligations to include the Subscribed Shares for resale in the Registration Statement are contingent upon the Investor furnishing in writing to Dynamics such information regarding the Investor, the securities of Dynamics held by the Investor and the intended method of disposition of such Subscribed Shares as shall be reasonably requested by Dynamics to effect the registration of such Subscribed Shares, and the Investor shall execute such documents in connection with such registration as Dynamics may reasonably request that are customary of a selling stockholder in similar situations, provided that, the Investor shall not, in connection with the foregoing, be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. For purposes of clarification, any failure by Dynamics to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve Dynamics of its obligations to file or effect the Registration Statement set forth in this Section 7 of this Subscription Agreement. For as long as the Registration Statement shall remain effective pursuant to this Section 7(a) of this Subscription Agreement, Dynamics will use commercially reasonable efforts to (1) qualify the Subscribed Shares for listing on the Nasdaq, and (2) update or amend the Registration Statement as necessary to include the Subscribed Shares. For as long as the Investor holds the Subscribed Shares, Dynamics will use commercially reasonable efforts to (A) make and keep public information available, as those terms are understood and defined in Rule 144, (B) file in a timely manner all reports and other documents with the SEC required under the Exchange Act, as long as Dynamics remains subject to such requirements, and (C) provide all customary and reasonable cooperation necessary, in each case, to enable the Investor to resell the Subscribed Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable.

(b) Notwithstanding anything to the contrary contained herein, Dynamics may delay or postpone the effectiveness of such Registration Statement, and from time to time require the Investor not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement, if the board of directors of Dynamics determines in good faith that it would require Dynamics to make an Adverse Disclosure (each such circumstance, a “Suspension Event”); provided, that, (i) Dynamics shall not so delay filing or so suspend the use of the Registration Statement on more than two occasions or for a period of more than 45 consecutive days or more than a total of 60 calendar days, in each case in any 360-day period, and (ii) Dynamics shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of its Subscribed Shares as soon as practicable thereafter. For purpose of this Section 7(b), “Adverse Disclosure” means public disclosure of any material nonpublic information which, in the good faith reasonable determination of the board of directors of Dynamics, (i) would be required to be made in any Registration Statement filed with the SEC by Dynamics so that such Registration Statement, from and after its effective date, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (iii) Dynamics has a bona fide business purpose for not disclosing publicly and would reasonably be likely to be detrimental to Dynamics and its subsidiaries. If so directed by Dynamics, the Investor will deliver to Dynamics or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent the Investor is required to retain a copy of such prospectus (A) in order to comply with applicable legal or regulatory requirements, or (B) in accordance with a bona fide pre-existing document retention policy, or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Dynamics shall promptly notify the Investor in writing (a) with evidence of making of such suspension decision, and (b) the date on which such suspension will begin and date on which such suspension ends.

(c) In the case of the registration, qualification, exemption or compliance effected by Dynamics pursuant to this Subscription Agreement, Dynamics shall, upon reasonable request, inform Investor as to the status of such registration, qualification, exemption and compliance. At its expense Dynamics shall advise the Investor within two (2) Business Days: (i) when a Registration Statement or any post-effective amendment thereto has become effective, (ii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, (iii) of the receipt by Dynamics of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (iv) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from Dynamics (which notice shall not contain any material non-public information regarding Dynamics) of the happening of any of the foregoing or of a Suspension Event during the period that the Registration Statement is effective or, if as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that (1) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Investor receives copies of a supplemental or amended prospectus (which Dynamics agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective (unless otherwise notified by Dynamics that it may resume such offers and sales), and (2) it will maintain the confidentiality of any information included in such written notice delivered by Dynamics except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential, and (C) as required by law or subpoena. Dynamics shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (iv) above, except for such times as Dynamics is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Dynamics shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) For purposes of this Section 7 of this Subscription Agreement, (i) “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares acquired by the Investor upon cancellation and exchange of the Note and any other equity security issued or issuable with respect to such Subscribed Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and (ii) “Investor” shall include any affiliate of the undersigned Investor to which the rights under this Section 7 of this Subscription Agreement have been duly assigned.

(e) The Investor may request that Dynamics remove any restrictive legend from the book-entry position evidencing the Subscribed Shares. The Investor’s request may be delivered at such time as the Subscribed Shares (i) have been or are to be sold or transferred pursuant to an effective Registration Statement, or (ii) have been or are to be sold pursuant to Rule 144 under the Securities Act, such that the Subscribed Shares held by the Investor become freely tradable, upon compliance by the Investor with the requirements of this Section 7(e). Dynamics shall cause its transfer agent to remove any restrictive legends related to the book entry account holding such Subscribed Shares and make a new, unlegended entry for such book entry Subscribed Shares without restrictive legends within two (2) trading days of any such sale or disposition, provided that Dynamics and its transfer agent have timely received from the Investor customary representations and other documentation reasonably acceptable to Dynamics and its transfer agent in connection therewith. Additionally, if restrictive legends are no longer required for the Subscribed Shares under the Securities Act, Investor may request that the restrictive legends be removed from the Subscribed Shares.

(f) Indemnification.

(i) Dynamics agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees and agents, and each person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and reasonable and documented out-of-pocket costs and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim), as incurred, that arise out of, are based upon, or are caused by any untrue or alleged untrue statement of a material fact contained in the Registration Statement, prospectus included in the Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, not misleading, except insofar as and to the extent, but only to the extent, the same are caused by or contained in any information or affidavit regarding the Investor furnished in writing to Dynamics by or on behalf of the Investor expressly for use therein.

(ii) The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless Dynamics, its directors and officers, agents and employees, and each person who controls Dynamics (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket costs and expenses (including, without limitation, reasonable attorneys’ fees), that arise out of, are based upon, or are caused by any untrue statement of a material fact contained in the Registration Statement, or any form of prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any omission of a material fact required to be stated therein (in the case of any prospectus, or any form of prospectus or preliminary prospectus or supplement thereto, in light of the circumstances under which they were made) or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Subscribed Shares giving rise to such indemnification obligation.

(iii) Any person entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and, (B) unless in such indemnified party’s reasonable judgment and upon the advice of counsel that a conflict of interest between such indemnified and indemnifying parties exists with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. The indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to or elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of one counsel for each of the parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim, in which case the indemnifying party shall be obligated to pay for one additional counsel with respect to the other indemnified party to which such conflict exists. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(iv) The indemnification provided for under this Section 7(f) shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Note purchased pursuant to this Subscription Agreement and the issuance of the Subscribed Shares upon the cancellation and exchange thereof.

(v) If the indemnification provided under this Section 7(f) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 7(f), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(f)(v) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Subscribed Shares giving rise to such contribution obligation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

8. No Short Sales. The Investor agrees that, from the date of this Subscription Agreement through the Closing Date, or until the earlier termination of this Subscription Agreement in accordance with Section 10 of this Subscription Agreement, none of the Investor or any person or entity acting on behalf of the Investor pursuant to any understanding with the Investor will engage in any Short Sales (as defined below) with respect to securities of Dynamics. For the purposes hereof, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), including through non-U.S. broker dealers or foreign regulated brokers. This Section 8 shall not apply to any sale (including the valid exercise of any redemption right) of securities of Dynamics (i) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement, or (ii) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Further, for the avoidance of doubt, this Section 8 shall not apply to ordinary course, non-speculative hedging transactions. Notwithstanding the foregoing, (a) nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s subscription for the Note pursuant to this Subscription Agreement (including the Investor’s affiliates) from entering into any Short Sales, and (b) if the Investor is a multi-managed investment vehicle, whereby separate portfolio managers manage separate portions of the Investor’s assets, and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor’s assets, then, in each case, the agreement set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Note to be issued pursuant to this Subscription Agreement.

9. Most Favored Nation. Dynamics has entered into Other Subscription Agreements with Other Investors in respect of subscriptions for shares of its Class A Common Stock. Except (i) as set forth on Section 9 of Schedule B hereto, and (ii) in respect of any subscription agreement on terms consistent with the Other Subscription Agreements in force as of the date hereof (the form of which has been filed with the SEC as Exhibit 10.1 on Form 8-K by Dynamics on December 20 2021), if any Other Investor is afforded more favorable terms with respect to shares of Dynamics Class A Common Stock than the Investor is being afforded under the terms of this Subscription Agreement and the Note (including, without limitation, in respect of the Per Share Purchase Price), other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds that are mutual funds, then the Company shall immediately inform the Investor of the more favorable terms and the Investor shall have the right to elect to receive such more favorable terms, in which case, if the Investor so elects, the parties hereto shall promptly amend this Subscription Agreement or the Note, as applicable, to reflect the more favorable terms. For the avoidance of doubt, the rights and obligations of any Investor or Other Investor shall be exclusive of any rights such Investor or Other Investor may have under any Non-Redemption Agreement.

10. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) upon the Closing if the Note Closing has not occurred, or (d) the Termination Date (as defined in the Transaction Agreement as of the date hereof) if the Closing has not occurred by the Termination Date (provided that the right to terminate this Subscription Agreement pursuant to this clause (d) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement, or if an affiliate of the Investor is one of the Other Investors under an Other Subscription Agreement, such Other Investor’s breach of any of its covenants or obligations under the Other Subscription Agreement, either individually or in the aggregate, shall have proximately caused the failure of the Closing or the Transaction to occur on or before the Termination Date (the termination events described in the immediately preceding clauses (a) through (d) being, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful and material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. The Company shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect. For the avoidance of doubt, upon termination of this Subscription Agreement following the Note Closing, the terms, provisions and obligations of and under the Note shall, to the extent applicable, continue in full force and effect and shall survive termination of this Subscription Agreement.

11. Trust Account Waiver. The Investor hereby acknowledges that Dynamics has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Dynamics’ public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of Dynamics entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor, for and on behalf of itself and its affiliates and other related entities, hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make or bring any action, suit, claim or other proceeding against the Trust Account that arises as a result of, in connection with or relates in any way to this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, and regardless of whether such action, suit, claim or other proceeding arises based on contract, tort, equity or any other theory of legal liability (any and all such actions, suits, claims or other proceedings are collectively referred to hereafter as the “Released Claims”). The Investor hereby irrevocably and unconditionally waives any Released Claims that it may have against the Trust Account now or in the future and will not seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement or any other matter related to the transactions set forth herein; provided, however, that nothing in this Section 11 of this Subscription Agreement shall (x) be deemed to limit any of the Investor’s right, title, interest or claim to the Trust Account by virtue of Investor’s record or beneficial ownership of securities of Dynamics acquired by any means other than pursuant to this Subscription Agreement, (y) serve to limit or prohibit the Investor’s right to pursue a claim against Dynamics for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, or (z) serve to limit or prohibit any claims that the Investor may have in the future against Dynamics’ assets or funds that are not held in the Trust Account.

12. Dynamics Representations and Warranties. Dynamics represents and warrants to the Investor, as of the date hereof and as of the Closing Date (unless any representation or warranty is expressed to be given as at another date or dates, in which case, Dynamics makes that representation and gives that warranty as of that date or those dates), that

(a) as of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement and the Note, the Subscribed Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under Dynamics’ certificate of incorporation or bylaws (each as amended to the Closing Date), under the General Corporation Law of the State of Delaware, or by any contract to which Dynamics is a party or by which it is bound.

(b) As of their respective dates, and except as set forth in Section 12(b) of Schedule B to this Subscription Agreement, all reports required to be filed by Dynamics with the SEC (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in each case, as set forth in any subsequent SEC Report filed or furnished with the SEC on or prior to the date hereof. Except as set forth in Section 12(b) of Schedule B to this Subscription Agreement, the financial statements of Dynamics included in the SEC Reports complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of Dynamics as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such financial statements have been prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP); except, in each case, as set forth in any subsequent SEC Report filed or furnished with the SEC on or prior to the date hereof. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. Dynamics has timely filed each report, statement, schedule, prospectus, and registration statement that it was required to file with the SEC since its initial registration of the Shares with the SEC. There are no outstanding or unresolved comments in comment letters received by Dynamics from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(c) Except for such matters that have not and would not reasonably be expected to conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Dynamics or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Dynamics or any of its subsidiaries is a party or by which Dynamics or any of its subsidiaries is bound, or to which any of the property or assets of Dynamics is subject, that would reasonably be expected, individually or in the aggregate, to have a material adverse effect on the business, financial condition or results of operations of Dynamics and its subsidiaries, taken as a whole, or materially and adversely affect (A) the ability of Dynamics to consummate the Transaction, (B) the validity of the Subscribed Shares, or (C) the legal authority of Dynamics to comply in all material respects with the terms of this Subscription Agreement (each, a “Dynamics Material Adverse Effect”), there is no (i) action, suit, claim, arbitration or other proceeding, in each case by or before any governmental authority or arbitrator, pending or, to the knowledge of Dynamics, threatened against Dynamics, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Dynamics.

(d) As of the date hereof, the authorized capital stock of Dynamics consists of (i) 100,000,000 Shares, (ii) 10,000,000 shares of Class B Common Stock par value $0.0001 per share (“Class B Shares”), and (iii) 1,000,000 shares of preferred stock par value $0.0001 per share (“Preferred Shares”). As of the date hereof, (A) 23,715,500 Shares are issued and outstanding, (B) 5,750,000 Class B Shares are issued and outstanding, and (C) no Preferred Shares are issued and outstanding. All issued and outstanding Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Reports or the Dynamics S-4, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Dynamics any Shares, Class B Shares, Preferred Shares or other equity interests in Dynamics, or securities convertible into or exchangeable or exercisable for such equity interests. There are no securities or instruments issued by or to which Dynamics is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares pursuant to this Subscription Agreement and the Note, or (ii) the Shares to be issued pursuant to any Other Subscription Agreement. Dynamics has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Dynamics is a party or by which it is bound relating to the voting of any securities of Dynamics, other than (1) as set forth in the SEC Reports and the Dynamics S-4, and (2) as contemplated by the Transaction Agreement.

(e) The issued and outstanding Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DYNS” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of Dynamics, threatened against Dynamics by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Shares on Nasdaq or to deregister the Shares under the Exchange Act. Dynamics has taken no action that is designed to terminate the registration of the Shares under the Exchange Act.

(f) Dynamics is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Dynamics Material Adverse Effect. Dynamics has not received any written communication from a governmental authority that alleges that Dynamics is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have a Dynamics Material Adverse Effect.

(g) The Shares are eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and Dynamics is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Shares. Dynamics’ transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Shares are not, and have not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of Shares through DTC.

(h) The Other Subscription Agreements that were executed on or before the date hereof are on substantially the same terms and conditions as the Form Subscription Agreement.

13. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Subscribed Shares acquired pursuant to this Subscription Agreement and the Note, if any) may be transferred or assigned, other than an assignment to an affiliate of the Investor or any fund or account managed by the same investment manager as the Investor or an affiliate thereof.

(b) The Company and Dynamics may request from the Investor such additional information as the Company or Dynamics may deem necessary to register the resale of the Subscribed Shares and evaluate the eligibility of the Investor to acquire the Subscribed Shares, and the Investor shall promptly provide such information as may reasonably be requested; provided, that the Company and Dynamics each agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations, and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or another regulatory agency or under the regulations of Nasdaq. The Investor acknowledges that the Company or Dynamics, as applicable, may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of the Company or Dynamics, as applicable.

(c) The Investor acknowledges that the Company, Dynamics and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement.

(d) The Company, Dynamics and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 13(d) of this Subscription Agreement shall not give the Company any rights other than those expressly set forth herein.

(e) All of the representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing Date until the expiration of any applicable statute of limitations. Prior to the Closing Date, the Investor, Dynamics and the Company agree to promptly notify the other, as applicable, if any of their representations and warranties set forth herein are no longer accurate in all material respects (other than representations and warranties that are qualified as to materiality, Dynamics Material Adverse Effect or Material Adverse Effect (in each case, as applicable and as defined herein), in which case, the Investor, Dynamics or the Company, as applicable, agrees to promptly notify the other if such representations and warranties are not true in all respects).

(f) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 10 of this Subscription Agreement) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy, or any abandonment or discontinuance of steps to enforce such right or remedy, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(g) This Subscription Agreement (including Schedule A and Schedule B hereto), together with the Note, constitutes the entire agreement, and supersedes all other prior agreements, understandings, undertaking, arrangements, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except with respect to the persons specifically referenced herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(h) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j) This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties may be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties acknowledge and agree that this Section 13(k) of this Subscription Agreement is an integral part of the transactions contemplated hereby and without these rights, the parties hereto would not have entered into this Subscription Agreement.

(l) This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or review by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

(m) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY RELATED ACTION, SUIT OR PROCEEDING, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN ANY SUCH MANNER AS MAY BE PERMITTED BY LAW OR USING THE DETAILS

SET FORTH IN SECTION 20 OF THIS SUBSCRIPTION AGREEMENT SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 13(M) OF THIS SUBSCRIPTION AGREEMENT.

14. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of the Company expressly contained in Section 5 of this Subscription Agreement and the statements, representations and warranties of Dynamics expressly contained in Section 12 of this Subscription Agreement, in making its investment or decision to invest in the Company by subscribing for the Note, and in Dynamics by exchanging the Note for the Subscribed Shares. The Investor acknowledges and, to the maximum extent permitted by law, agrees that none of (i) any Other Investor pursuant to this Subscription Agreement or any Other Subscription Agreement (including the Other Investors’ respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), or (ii) any party to the Transaction Agreement other than the Company or Dynamics (solely pursuant to the terms and conditions set forth herein) or any Non-Party Affiliate, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the sale and purchase of the Note, or the exchange of the Note for the Subscribed Shares, or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or the Note or in respect of any written or oral representations made or alleged to be made in connection herewith or as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by Dynamics, the Company, or any Non-Party Affiliate concerning Dynamics, the Company, any of their respective controlled affiliates, this Subscription Agreement, the Note or the transactions contemplated hereby or thereby. For purposes of this Section 14 of this Subscription Agreement, “Non-Party Affiliate” means former, current or future officers, directors, employees, partners, members, managers, direct or indirect equity holders or affiliates of Dynamics, the Company, or any of Dynamics’ or the Company’s controlled affiliates or any family member of the foregoing.

15. Disclosure. Investor acknowledges that Dynamics shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, file with the SEC a Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and any other material, non-public information that Dynamics has provided to the Investor at any time prior to the filing of the Disclosure Document (unless Dynamics determines, in compliance with applicable laws and regulations, that any of such information is no longer material) and including as an exhibit to the Disclosure Document, the form of this Subscription Agreement (without redaction). Upon the issuance of the Disclosure Document, to the actual knowledge of Dynamics, the Investor shall not be in possession of any material, non-public information received from Dynamics or any of its officers, directors, employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with Dynamics or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. No later than 9:00 a.m., New York City time, on the fourth (4th) Business Day following the Closing Date, Dynamics shall file with the SEC a Current Report on Form 8-K (the “Super 8-K”) disclosing the requisite Form 10 information (within the meaning of Rule 144), the consummation of the transactions contemplated by this Subscription Agreement and the Note, the Other Subscription Agreements and the Transaction Agreement (including the Transaction) and any other material, nonpublic information that Dynamics or the Company has provided or made available to the Investor or any of the Investor’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Super 8-K with respect to the Company, the Transaction and the transactions contemplated by this Subscription Agreement and the Note, the Other Subscription Agreements and the Transaction Agreement that constitutes material, nonpublic information. Notwithstanding anything in this Subscription Agreement to the contrary, Dynamics and the Company shall not, without the prior written consent (including by email) of the Investor, publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in (i) any press release or marketing materials, or (ii) any filing with the SEC or any regulatory agency or trading market, except (1) as required by federal securities laws or other laws, in the reasonable judgment of outside counsel to Dynamics and the Company, (2) at the request of the staff of the SEC or another regulatory agency, or pursuant to other routine proceedings of regulatory authorities, or (3) under the regulations of any national securities exchange on which the Company’s or Dynamics’ securities are listed for trading (including Nasdaq), and, in each case for clauses (1) to (3), the Company and Dynamics shall be permitted to make such disclosures without the prior written consent of the Investor, provided that the Company and Dynamics, to the extent permitted by law, gives the Investor prior written notice of such disclosure under this clause (ii) and reasonably consults with the Investor regarding such disclosure; except, in the case of clause (ii), to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 15 of this Subscription Agreement, in which case the Company and Dynamics may publicly disclose such information without obtaining any further consent from the Investor.

16. Several Obligations. As applicable, for ease of administration, this single Subscription Agreement may be executed so as to enable the Investor identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The parties agree that (i) the Subscription Agreement shall be treated as if it were a separate agreement with respect to the Investor listed on the signature page and the Other Investors, as if each of the Investors had executed a separate Subscription Agreement naming only itself as subscriber, and (ii) the Investor listed on the signature page shall not have any liability under the Subscription Agreement for the obligations of any Other Investor so listed. In addition, the obligations of the Investor(s) under this Subscription Agreement are several and not joint with the obligations of any Other Investor or any other investor under the Other Subscription Agreements, and the Investor shall not be responsible in any way for the performance of the obligations of any Other Investor under this Subscription Agreement or any Other Investor or other investor under the Other Subscription Agreements. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Investor or any Other Investor or other investor pursuant hereto or thereto, shall be deemed to constitute the Investor and any Other Investors or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and any Other Investors or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor shall be entitled to independently protect and enforce its rights, including the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor to be joined as an additional party in any proceeding for such purpose.

17. Amendments. Neither this Subscription Agreement nor the Note may be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto; provided, however, that if the Note remains outstanding following a Termination Event, the written consent of Dynamics will not be necessary thereafter for any amendment, modification or waiver of the Note.

18. Information. The Investor will promptly provide any information reasonably requested by Dynamics for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).

19. Expenses. Each party shall pay all of its own expenses in connection with the negotiation, preparation and execution of this Subscription Agreement and the consummation of the transactions contemplated herein and in the Note.

20. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof) or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties as follows:

(a) if to the Investor, using the contact details set forth on the signature page hereto;

(b) if to the Company, to:

Senti Biosciences, Inc.

2 Corporate Drive, First Floor

South San Francisco, California 94080

Attention: Deborah Knobelman, Mike Rhee

Email: deb.knobelman@sentibio.com, mike.rhee@sentibio.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Jocelyn Arel, Michael Patrone

Email: JArel@goodwinlaw.com, MPatrone@goodwinlaw.com

(c) if to Dynamics, to:

Dynamics Special Purpose Corp.

2875 El Camino Real

Redwood City, California 94061

Attention: Omid Farokhzad, Mostafa Ronaghi, Mark Afrasiabi

Email: of@dspc.bio, mr@dspc.bio, ma@dspc.bio

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Attention: Alan Denenberg

Email: alan.denenberg@davispolk.com

or to such other address as the party to whom notice is given may have previously furnished to the other party in writing.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor: Bayer Healthcare LLC		State/Country of Formation or Domicile:

By:	/s/ Kelly Gast
Name:	Kelly Gast
Title:	President

Name in which Subscribed Shares are to be registered (if different from the Investor): _________________

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Email:	Email:

Subscription Amount: $5,175,000.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by the Company.

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date set forth below.

SENTI BIOSCIENCES, INC.

By:	/s/ Timothy Lu
Name: Timothy Lu
Title: CEO

Date: May 18, 2022

ACKNOWLEDGED AND AGREED:

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name: Mostafa Ronaghi
Title: Chief Executive Officer

Date: May 19, 2022

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A. QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

OR

B. INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1. ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2. ☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, registered investment adviser, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are “accredited investors” meeting one or more of the above tests.

AND

C. INSTITUTIONAL ACCOUNT STATUS

(Please check the applicable subparagraphs):

☐ We are an “institutional account” (as defined in FINRA Rule 4512(c)).

This page should be completed by the Investor and constitutes a part of the Subscription Agreement.

SCHEDULE B

Section 9

The Company may enter into manufacturing and development joint ventures or collaborations with potential third parties, and may offer the opportunity to invest in the PIPE Financing on the same terms and conditions as other Investors to such potential third parties.

Section 12(b)

With respect to the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “3Q Form 10-Q”), which was filed on November 10, 2021, following the filing thereof, Dynamics learned from its auditors and advisors that, based on discussions between the SEC and other special purpose acquisition companies and their auditors, certain revisions to the classification of redeemable Class A shares from permanent equity to temporary equity reflected in the 3Q Form 10-Q constitute, in the SEC staff’s opinion, a “material weakness” in Dynamics’ internal control over financial reporting relating to accounting for complex financial instruments. In light of this material weakness, Dynamics performed additional analysis and determined that the (i) audited balance sheet as of May 28, 2021 filed as Exhibit 99.1 to Dynamics’ Current Report on Form 8-K filed with the SEC on June 4, 2021 (the “Form 8-K”), (ii) unaudited interim financial statements included in Dynamics’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 6, 2021 (the “Q2 Form 10-Q”), and (iii) unaudited interim financial statements included in the 3Q Form 10-Q (collectively, the “Affected Periods”) should no longer be relied upon due to changes required to the classification of temporary equity and permanent equity described in the 3Q Form 10-Q. On December 10, 2021, Dynamics filed amendments to its 3Q Form 10-Q, 2Q Form 10-Q, and Form 8-K for the Affected Periods, reflecting the restatement of the Class A common stock subject to redemption and change to its presentation of earnings per share for the Affected Periods.

Exhibit 10.2

Execution version

THIS PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN AVAILABLE EXEMPTION THEREFROM.

SENTI BIOSCIENCES, INC.

UNSECURED CONVERTIBLE PROMISSORY NOTE

$5,175,000	May 19, 2022

FOR VALUE RECEIVED, Senti Biosciences, Inc., a Delaware corporation (the “Company”), hereby promises to pay Bayer HealthCare LLC (the “Holder”) or its assigns, on demand made after the date that is twenty four (24) months from the issue date set forth above (the “Maturity Date”) (subject to Sections 3, 4 and 5 herein), the principal sum of Five Million One Hundred Seventy Five Thousand Dollars and No Cents ($5,175,000.00) or such part thereof as from time to time remains outstanding, whichever is less; together with simple interest on the balance of principal remaining unpaid from time to time accruing on and from the date hereof, at an annual rate equal to three percent (3%), which interest shall continue to accrue until the outstanding principal is paid in full, cancelled or converted as set forth herein. Interest shall be computed based on a 365-day year based on actual number of days elapsed, but in no event shall the rate of interest exceed the maximum rate, if any, allowable under applicable law. Capitalized terms used but not defined in this Note have the meaning given to them in the Business Combination Agreement entered into by and between Dynamics Special Purpose Corp., a Delaware corporation (“DYNS”), the Company and Explore Merger Sub, Inc. on December 19, 2021, as amended from time to time (the “BCA”).

1. Payment. All payments on account of principal and interest shall be made in lawful money of the United States of America at the principal office of the Holder, or such other place as the Holder may from time to time designate in writing to the Company. All payments by the Company under this note (the “Note”) shall be applied first to the accrued interest due and payable hereunder and the remainder, if any, to the outstanding principal.

2. Other Subscriptions. On December 19, 2021, in connection with the execution of the BCA, DYNS entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Subscribers”), pursuant to which, among other things, the Subscribers have subscribed to purchase an aggregate of 6,680,000 shares of DYNS Class A Common Stock (together, the “Subscriptions”) for a purchase price of $10.00 per share, or an aggregate purchase price of $66,800,000, which shares are to be issued at the SPAC Closing (as defined below). This Note is being issued in connection with those Subscription Agreements pursuant to a Note Subscription Agreement (the “Note Subscription Agreement”) in substantially the form attached hereto as Exhibit A.

3. Prepayments. At any time prior to the earlier of (x) a Termination Event (as defined in the Note Subscription Agreement), or (y) the Maturity Date and, in either case, before the Note has been converted in connection with (i) the private placement of shares of DYNS Class A Common Stock pursuant to the Subscription Agreements (the “PIPE”), (ii) a Qualified IPO or (iii) a Non-Qualified Financing, the Company may make prepayments, in whole or in part, on any of the balance under this Note without the consent of the Investor without any premium or penalty; provided that at any time while the BCA remains in effect, any such prepayment shall require the prior written consent of DYNS. For purposes of this Note, a “Qualified IPO” shall mean the closing of an underwritten initial public offering by the Company of its common stock resulting in aggregate gross proceeds to the Company (or its successor) of no less than $75,000,000.00 (excluding the principal amount of and accrued interest or any other amounts owing on the Note and all other convertible debt converted in such offering) and “Non-Qualified Financing” shall mean prior to (i) the Maturity Date, (ii) the SPAC Closing (as defined below), or (iii) a Qualified IPO, the issuance by the Company of shares of its preferred stock in an equity financing resulting in gross proceeds to the Company of at least $75,000,000.00.

4. Conversion of Note.

(a) Conversion of Note Upon Financing.

(i) Automatic Conversion of Note Upon Closing of Qualified IPO. If this Note has not been earlier repaid in accordance with Sections 1 or 3 above or previously converted in accordance with this Section 4, then upon the closing of a Qualified IPO prior to the Maturity Date, all of the principal amount outstanding under this Note and any accrued and unpaid interest thereon (the “Outstanding Balance”) shall be automatically converted into shares of the equity securities issued in the Qualified IPO at a conversion price equal to the product of (a) 80%, and (b) the price per share of the Company’s common stock issued to the public in the Qualified IPO. For the avoidance of doubt, in no event shall the consummation of the transactions contemplated by the BCA, the SPAC Closing or the closing of the PIPE constitute a Qualified IPO.

(ii) Conversion of Note Upon Closing of Non-Qualified Financing. If this Note has not been earlier repaid in accordance with Sections 1 or 3 above or previously converted in accordance with this Section 4 and the Company completes a Non-Qualified Financing, then upon the closing of such Non-Qualified Financing, the entire Outstanding Balance then outstanding under this Note shall automatically convert into shares of the Company’s equity securities issued in such Non-Qualified Financing at a conversion price per share equal to the product of (a) 80%, and (b) the lowest per-share selling price of the equity securities issued to other investors in the Non-Qualified Financing. Should the Holder receive stock issued in the Non-Qualified Financing, then the Holder shall enter into, and be subject to the terms and conditions of, such stockholder agreements as are entered into by the other investors in the Non-Qualified Financing.

(b) Mandatory Exchange of Note Upon Closing of the BCA. If this Note has not been earlier repaid in accordance with Sections 1 or 3 above (subject to DYNS’s consent right as set forth in the proviso to the first sentence of Section 3) or previously converted in accordance with this Section 4, then upon the Closing of the BCA (as defined in Section 2.3 of the BCA) (the “SPAC Closing”) and subject to the terms and conditions of the Note Subscription Agreement, the outstanding principal amount under this Note shall be cancelled and exchanged automatically into that number of shares of DYNS Class A Common Stock (or if applicable, alternative shares of the surviving entity which are publicly traded) as is equal to (a) the entire outstanding principal amount under this Note divided by (b) $10.00 (subject to adjustment for any stock split, stock dividend, reclassification, combination or the like affecting shares of DYNS Class A Common Stock after the date hereof or pursuant to Section 9 of the Note Subscription Agreement). Upon conversion of this Note pursuant to this Section 4(b), any and all accrued interest under this Note shall immediately and automatically be cancelled and forgiven. The shares of DYNS Class A Common Stock issued upon conversion of this Note shall have the same rights and entitlements as the shares issued in connection with the PIPE by DYNS, except for such changes as are necessary to reflect the conversion of this Note.

(c) Repayment or Conversion of Note at Maturity. If this Note has not been earlier repaid in accordance with Section 1 or 3 above, or previously converted in accordance with this Section 4, then, on or after the Maturity Date, at the written election of the Holder, the Outstanding Balance shall either (i) be repaid in cash in an amount equal to the Outstanding Balance, or (ii) be converted into that number of shares of the Company’s Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”) equal to the Outstanding Balance divided by the Original Issue Price (as defined in the Company’s Amended and Restated Certificate of Incorporation) of the Series B Preferred Stock.

(d) Conversion Procedures. The Company shall provide written notice of any event triggering the automatic conversion or exchange of this Note or the right to convert this Note under this Section 4 to the Holder as soon as is practicable prior to the closing of such transaction, but in any case not less than two (2) business days prior to any such event. Such notice shall specify (i) the anticipated date of the consummation of the event triggering conversion or exchange of this Note, (ii) the anticipated amount of the equity securities of the Company or DYNS which may be issued upon such conversion as set forth in this Section 4, and (iii) the anticipated amount of cash adjustment which may be paid in respect of any fractional interest in the equity securities of the Company, if applicable (as provided in Section 4(f) hereof). Notwithstanding the foregoing, if the mandatory exchange pursuant to Section 4(b) hereof is triggered then such notice set forth above shall be delivered by DYNS pursuant to the Note Subscription Agreement, pursuant to which DYNS will issue DYNS Class A Common Stock to the Holder.

(e) Cash in Lieu of Fractional Shares. No fractional share or interest of any equity securities of the Company shall be issued upon conversion of this Note. In the event of any conversion pursuant to Sections 4(a)(i), 4(a)(ii) or 4(c)(ii), the Company shall instead pay to the Holder of this Note a cash adjustment in respect of such fraction in an amount equal to the same fraction of the then applicable conversion price per share of such equity security. In the event of any exchange of the Note pursuant to Section 4(b), any principal amount corresponding to the cash that would otherwise be payable in respect of any fractional shares shall be cancelled and forgiven.

(f) Issuance of Stock. Upon the occurrence of any conversion specified in Section 4(a) or 4(c), the Holder shall surrender this Note at the office of the Company or of its transfer or exchange agent for the applicable amount of equity securities of the Company. Thereupon, there shall be issued and delivered to such Holder the equity securities into which this Note surrendered was convertible on the date on which such conversion occurred. The Company shall not be obligated to issue the equity securities issuable upon such conversion unless the Note being converted is either delivered to the Company or any such transfer or exchange agent or the Holder notifies the Company or any such transfer or exchange agent that such certificate has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith. Upon the occurrence of the mandatory conversion event specified in Section 4(b), the Holder shall surrender this Note at the office of DYNS or of its transfer or exchange agent for the applicable amount of DYNS Class A Common Stock. Thereupon, there shall be issued and delivered to such Holder the equity securities into which this Note surrendered was convertible on the date on which such conversion occurred subject to the terms and conditions set forth in the Note Subscription Agreement.

(g) Cancellation of Note. Upon the payment and/or conversion of the Outstanding Balance in full and/or cancellation and forgiveness of any and all interest under this Note, this Note shall be canceled.

(h) Stockholder Agreements. Contemporaneous with any conversion pursuant to Section 4(a), 4(c) or 4(d), the Holder shall execute a signature page and become a party to any then-governing stockholder agreements of the Company, to the extent the Holder is not already a party to such documents. This Note does not by itself entitle the Holder to any voting rights or other rights as a holder of stock of the Company.

5. Default. Any of the following shall constitute an event of default under this Note:

(a) the dissolution or termination of business of the Company;

(b) any petition in bankruptcy being filed by or against Company or any proceedings in bankruptcy, insolvency or under any other laws relating to the relief of debtors, being commenced for the relief or readjustment of any indebtedness of Company, either through reorganization, composition, extension or otherwise, and which, in the case of any involuntary proceedings shall be acquiesced to by Company or shall continue for a period of 60 days undismissed, undischarged or unbonded;

(c) the making by Company of an assignment for the benefit of creditors;

(d) the appointment of a receiver of any property of Company which shall not be vacated or removed within 60 days after appointment; or

(e) any material breach by the Company of the provisions of this Note, including the failure to pay any amounts under this Note when due.

After the occurrence of any such event of default, the then Outstanding Balance under this Note shall become immediately due and payable in cash upon demand by the Holder. Neither the SPAC Closing nor any action taken by the Company pursuant to or in connection with the transactions contemplated by the BCA or any Ancillary Document (as defined in the BCA) shall constitute an event of default and if, as of the time of any event of default, the BCA remains then in effect in accordance with its terms, the Holder shall defer the taking of any action in respect of such event of default until such time as DYNS consents or the BCA is terminated in accordance with its terms.

6. Change of Control Payment or Conversion. Upon consummation of a Change of Control (as defined below) prior to the payment or conversion of the entire balance due under this Note and prior to the Maturity Date, then immediately prior to the closing of such Change of Control, the Holder shall be entitled to elect either (i) to receive a cash payment equal to one and one-half (1.5) times the Outstanding Balance under the Note or (ii) to have the Outstanding Balance under the Note converted into shares of the Company’s Series B Preferred Stock at a price per share equal to the Original Issue Price of the Series B Preferred Stock. For purposes of this Note, a “Change of Control” means the closing of: (i) a sale of all or substantially all of the Company’s assets; (ii) any consolidation or merger by the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the Company’s stockholders immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (iii) a stock tender or a merger, consolidation or similar event pursuant to a transaction or series of related transactions in which a third party (which term shall include a current stockholder) acquires more than fifty percent (50%) of the Company’s equity voting securities outstanding immediately prior to the consummation of such transaction or series of related transactions, and the Company’s stockholders do not retain a majority of the equity voting securities of the surviving entity; or, to the extent not covered in clauses (i) through (iii) above, any other Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation), other than (a) a merger, conversion or other transaction the principal goal of which is to change the Company’s jurisdiction or form of organization, or (b) an equity security financing for the Company’s account in which the Company’s capital stock is sold to one or more institutional investors for bona fide capital raising purposes. For the avoidance of doubt, none of the SPAC Closing or the transactions contemplated under the BCA or any Ancillary Documents shall constitute a “Change of Control.”

7. New Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of the Note, the Company will issue a new Note, of like tenor and amount and dated the date to which interest has been paid, in lieu of such lost, stolen, destroyed or mutilated Note, and in such event the Holder agrees to indemnify and hold harmless the Company in respect of any such lost, stolen, destroyed or mutilated Note.

8. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

9. Notice.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof) or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties as follows:

(a) if to the Holder, using the contact details set forth on the signature page hereto; and

(b) if to the Company, to:

2 Corporate Drive, First Floor

South San Francisco, California 94080

Attention: Deborah Knobelman, Mike Rhee

Email: deb.knobelman@sentibio.com, mike.rhee@sentibio.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Jocelyn Arel, Michael Patrone

Email: JArel@goodwinlaw.com, MPatrone@goodwinlaw.com

or to such other address as the party to whom notice is given may have previously furnished to the other party in writing.

10. Miscellaneous.

(a) All payments by the Company under this Note shall be made without set-off or counterclaim and be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law.

(b) No delay or omission on the part of the Holder in exercising any right under this Note shall operate as a waiver of such right or of any other right of the Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

(c) The amendment or waiver of any term of this Note and the provision of notice shall be conducted pursuant to the terms of the Note Subscription Agreement.

(d) The Company and every endorser or guarantor of this Note, regardless of the time, order or place of signing, hereby waives presentment, demand, protest and notices of every kind and assents to any permitted extension of the time of payment and to the addition or release of any other party primarily or secondarily liable hereunder.

(e) The Holder agrees that no stockholder, director or officer of the Company shall have any personal liability for the repayment of this Note.

(f) Except as otherwise provided herein, the terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that each Holder may assign its rights and obligations hereunder to an affiliate of such Holder. Such assignee shall be deemed a “Holder” for purposes of this Note; provided that such assignment of rights shall be contingent upon the assignor and assignee providing a written instrument to the Company notifying the Company of such assignment and the assignee agreeing in writing to be bound by the terms of such assignment. Nothing in this Note, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided herein.

[This space left blank intentionally. Signature page follows.]

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed by its duly authorized officer as of the date first above written.

SENTI BIOSCIENCES, INC.

By:	/s/ Timothy Lu
Name: Timothy Lu
Title: President and Chief Executive Officer

ACKNOWLEDGED AND AGREED:

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi

Name:	Mostafa Ronaghi
Title:	Chief Executive Officer

[SIGNATURE PAGE TO UNSECURED CONVERTIBLE PROMISSORY NOTE]

EXHIBIT A

NOTE SUBSCRIPTION AGREEMENT

[SIGNATURE PAGE TO UNSECURED CONVERTIBLE PROMISSORY NOTE]

Exhibit 99.1

Senti Bio Secures Additional Financing from Leaps by Bayer and Provides Update on Proposed Business Combination with Dynamics Special Purpose Corp. (DYNS)

- Leaps by Bayer led Series B investment in Senti Bio in 2021; Additional Convertible Note financing expands committed capital to PIPE investment associated with previously announced Business Combination Agreement with DYNS -

- DYNS announces effectiveness of registration statement on Form S-4 -

- Meeting of DYNS stockholders to approve proposed business combination scheduled for Tuesday, June 7, 2022 at 10:00 a.m. ET -

SOUTH SAN FRANCISCO, Calif., May 24, 2022 — Senti Biosciences, Inc. (“Senti Bio”), a leading gene circuit company, today announced that it has secured additional funding from Leaps by Bayer, the impact investment arm of Bayer AG, in the form of a Note Subscription Agreement for an unsecured, convertible promissory note (the “Note”) in the principal amount of $5,175,000.

“I am extremely pleased that Senti’s existing investors continue to support our mission of engineering gene circuits with programmable logic in cell and gene therapies, and we are encouraged by the progress we have made in advancing multiple oncology programs toward the clinic. For example, our SENTI-202 program employs a first-in-class OR+NOT Logic Gate to potentially maximize on-target tumor killing while protecting healthy cells,” said Timothy Lu, MD, PhD, Chief Executive Officer and Co-Founder of Senti Bio. “We are grateful for the highly supportive and collaborative relationship we have with Leaps by Bayer, and we believe that our success will bolster Leaps by Bayer’s vision of breakthrough technologies that transform the lives of millions of patients for the better.”

Upon the closing of the previously announced (December 20, 2021) business combination between Senti Bio and Dynamics Special Purpose Corp. (“DYNS”) to create a public company focused on gene circuit-engineered cell and gene therapies, the Note will be cancelled and exchanged for DYNS Class A common stock at a conversion price of $10.00 per share, as described in the Note Subscription Agreement and Note. The shares of Class A common stock will have the same registration rights as the shares issued in the PIPE financing announced concurrently with the proposed business combination. This additional financing shall count towards the minimum cash condition as incremental equity financing under the previously announced Business Combination Agreement (as amended from time to time).

“We believe that Senti Bio’s approach to engineering gene circuits has the potential to improve the next-generation of cell and gene therapies and help currently unserved cancer patients,” said Juergen Eckhardt, Head of Leaps by Bayer. “We are looking forward to increasing our investment and continuing to work together with the team at Senti Bio.”

In early 2021, Leaps by Bayer led a $105 million Series B financing in Senti Bio to support its mission of developing off-the-shelf chimeric antigen receptor natural killer (CAR-NK) cell therapies for difficult-to-treat cancers. Senti Bio is developing a proprietary off-the-shelf CAR-NK cell pipeline engineered with gene circuits. Its lead programs include SENTI-202 and SENTI-301. SENTI-202 is a Logic Gated OR+NOT off-the-shelf CAR-NK cell therapy designed to target and eliminate acute myeloid leukemia (AML) cells while sparing the healthy bone marrow. SENTI-301 is a Multi-Armed off-the-shelf CAR-NK cell therapy designed for the treatment of hepatocellular carcinoma (HCC). Senti Bio anticipates filing Investigational New Drug (IND) applications in 2023 for both candidates. Over the past several months, Senti Bio scientists have presented preclinical proof-of-concept data across various programs including at the annual meetings of the American Society of Gene and Cell Therapy (ASGCT), the American Association for Cancer Research (AACR), and the American Society of Hematology (ASH).

Effectiveness of Registration Statement on Form S-4; Announced Date of DYNS Special Meeting of Stockholders to Approve the Proposed Business Combination on June 7, 2022.

DYNS and Senti Bio also announced that the registration statement on Form S-4 (as amended, the “Registration Statement”) filed in connection with DYNS’s and Senti Bio’s previously announced proposed business combination was recently declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement provides important information about DYNS, Senti Bio and the proposed business combination.

The meeting of stockholders of DYNS will be held on June 7, 2022 at 10:00 a.m. ET via live webcast at the following address: https://www.cstproxy.com/dspc/2022. At the meeting, DYNS’s stockholders will be asked to vote on proposals to approve the proposed business combination and related matters. DYNS’s stockholders of record as of May 3, 2022 (the “Record Date”) are eligible to attend and vote at the meeting.

About Senti Bio

Our mission is to create a new generation of smarter medicines that outmaneuver complex diseases using novel and unprecedented approaches. To accomplish this, we are building a synthetic biology platform that may enable us to program next-generation cell and gene therapies with what we refer to as Gene Circuits. These Gene Circuits, which are created from novel and proprietary combinations of DNA sequences, are designed to reprogram cells with biological logic to sense inputs, compute decisions, and respond to their cellular environments. We aim to design Gene Circuits to improve the intelligence of cell and gene therapies in order to enhance their therapeutic effectiveness, precision and durability against a broad range of diseases that conventional medicines do not readily address. Our synthetic biology platform utilizes off-the-shelf chimeric antigen receptor natural killer (CAR-NK) cells, outfitted with these Gene Circuit technologies, to target particularly challenging liquid and solid tumor oncology indications, including acute myeloid leukemia, hepatocellular carcinoma and colorectal cancer. We have also demonstrated the breadth of our Gene Circuits in other modalities and diseases outside of oncology, and have executed partnerships with Spark Therapeutics and BlueRock Therapeutics to advance these capabilities. For more information, please visit the Senti Bio website at https://www.sentibio.com.

About Dynamics Special Purpose Corp.

DYNS was formed in May 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination. It focused its search in healthcare and the life sciences, including development platforms that enable applications in prevention, diagnosis, treatment, or advanced biomaterials—and, within that context, life-sciences tools, enabling software, synthetic biology and novel drug discovery.

DYNS’s management team includes Omid Farokhzad, MD, Executive Chair of the Board of Directors and Chief Executive Officer and Chair of Seer (NASDAQ: SEER), Mostafa Ronaghi, PhD, Chief Executive Officer and former Chief Technology Officer of Illumina (NASDAQ: ILMN), Mark Afrasiabi, JD, Chief Financial Officer and former partner at Silver Rock Financial LP, and Rowan Chapman, PhD, Chief Business Officer and former regional head of Johnson & Johnson Innovation and global head of healthcare investing at GE Ventures. DYNS’s independent directors include Jay Flatley, interim CEO and Chair of Zymergen (NASDAQ: ZY) and former CEO of Illumina, David Epstein, former CEO of Novartis Pharmaceuticals, and Deep Nishar, Managing Director at General Catalyst. DYNS’s Chief Scientific Advisor, Robert Langer, ScD, is the David H. Koch Institute Professor at MIT and a co-founder of over 30 companies, including Moderna (NASDAQ: MRNA).

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between DYNS and Senti Bio. These forward-looking statements generally are identified by the words “believe,” “could,” “predict,” “continue,” “ongoing,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “forecast,” “seek,” “target” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations of Senti Bio’s and DYNS’s management and assumptions, whether or not identified in this document, and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Senti Bio’s go-to-market strategy, the initial market capitalization of the combined company, the benefits of the business combination, as well as statements about the potential attributes and benefits of Senti Bio’s product candidates and the progress and timing of Senti Bio’s product development activities, IND filings and clinical trials and expectations related to the terms and timing of the proposed business combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Senti Bio and DYNS. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of DYNS’s securities, (ii) changes in domestic and foreign business, market, financial, political and legal conditions, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the stockholders of DYNS, the satisfaction of the minimum closing cash condition following redemptions by DYNS’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the transaction on Senti Bio’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Senti Bio and potential difficulties in Senti Bio employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Senti Bio or DYNS related to the Business Combination Agreement or the transaction, or any governmental or regulatory proceedings, investigations or inquiries, (ix) the risk that the combined company’s securities will not be approved for listing and the ability to maintain the listing of DYNS’s securities on a national securities exchange, (x) volatility in the price of DYNS’s securities, which may arise due to a variety of factors, including changes in the competitive and highly regulated industries in which DYNS plans to operate and Senti Bio currently operates, variations in operating performance across competitors, changes in laws and regulations affecting DYNS’s or Senti Bio’s business and changes in the proposed capital structure of the combined company, (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, to realize the anticipated benefits of the proposed transaction, and to identify and realize additional opportunities, (xii) the risk of downturns and a changing regulatory landscape in Senti Bio’s highly competitive industry, (xiii) the lack of third party valuation in determining whether or not to pursue the proposed transaction, (xiv) risks relating to the uncertainty of any projected financial information with respect to Senti Bio, (xv) risks related to uncertainty in the timing or results of Senti Bio’s preclinical studies and any future clinical trials, product acceptance and/or receipt of regulatory approvals for Senti Bio’s product candidates, (xvi) the ability of the combined company to compete effectively and its ability to manage growth, (xvii) risks related to delays and other impacts from the COVID 19 pandemic, (xviii) the amount of redemption requests made by DYNS’s public stockholders, (xix) the ability of DYNS or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future, and (xx) the success of any future research, development and commercialization efforts by the combined company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of DYNS’s registration statement on Form S-1, as amended (File No. 333-255930), the registration statement on Form S-4 filed in connection with the proposed transaction with the Securities and Exchange Commission (“SEC”) on February 14, 2022, as amended on April 1, 2022, April 22, 2022, and May 10, 2022 and declared effective as of May 13, 2022, the proxy statement on Form DEFM 14A filed by DYNS with the SEC on May 13, 2022, and other documents filed by DYNS from time to time with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 7, 2022 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 16, 2022. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements in this document. There may be additional risks that neither DYNS nor Senti Bio presently knows, or that DYNS and Senti Bio currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements in this document. Forward-looking statements speak only as of the date they are made. DYNS and Senti Bio anticipate that subsequent events and developments will cause DYNS’s and Senti Bio’s assessments to change. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, DYNS and Senti Bio disclaim any obligation to and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DYNS nor Senti Bio gives any assurance that either DYNS or Senti Bio or the combined company will achieve any of its expectations.

Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond DYNS’s and Senti Bio’s control. While all projections are necessarily speculative, DYNS and Senti Bio believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections (refer to the preceding paragraph in relation to forward looking statements). The inclusion of projections in this document should not be regarded as an indication, representation or warranty that DYNS and Senti Bio, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination has been submitted to shareholders of DYNS for their consideration. DYNS filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes the proxy statement distributed to DYNS stockholders in connection with DYNS’s solicitation for proxies for the vote by DYNS stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Senti Bio’s stockholders in connection with the completion of the proposed business combination. DYNS mailed a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. DYNS’s shareholders and other interested persons are advised to read the proxy statement/prospectus and any amendments thereto in connection with DYNS’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about DYNS, Senti Bio and the proposed business combination. DYNS stockholders may obtain a copy of the proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by DYNS, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 2875 El Camino Real, Redwood City, CA, 94061.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

DYNS, Senti Bio and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitation of proxies from DYNS shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of DYNS shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus in the Registration Statement. You can find more information about DYNS’s directors and executive officers in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus in the Registration Statement carefully before making any voting or investment decisions with respect to shares of DYNS stock. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release relates to a potential offering of securities that will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement pursuant to an exemption from registration under the Securities Act. This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. Neither DYNS, Senti Bio nor any of their respective directors, executive officers or other members of management, employees or consultants is making an offering of any securities in any state where the offer is not permitted.

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Contact Senti Bio:
Deb Knobelman, PhD, CFO	Kelli Perkins (Media)
Email: investors@sentibio.com	Email: kelli@redhousecomms.com

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